United States
               Securities and Exchange Commission
                     Washington, D.C.  20549




                          SCHEDULE 13G




            Under the Securities Exchange Act of 1934
                     (Amendment No.   9   )

                    Nanometrics Incorporated
                        (name of issuer)

                   Common Stock, No par value
                   (title of class securities)

                            630077105
                         (CUSIP number)




          Check if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsquent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

CUSIP No. 630077105           13G

1 - NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Eaton Vance Management
     #04-3101341

2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        ___ (a)
                                                            _X_ (b)
     Group Disclaimed

3 - SEC USE ONLY



4 - CITIZENSHIP OF PLACE OF ORGANIZATION

     Boston, Massachusetts

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              WITH:

     5 - SOLE VOTING POWER



     6 - SHARED VOTING POWER



     7 - SOLE DISPOSITIVE POWER

          441,850

     8 - SHARED DISPOSITIVE POWER



9 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     441,850 (see item 4)

10 - CHECK BOX IF THE AGGREGATE AMOUNT ON ROW (9) EXCLUDES CERTAIN
     SHARES



11 - PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW 9

     6.00%

12 - TYPE OF REPORTING PERSON

     IA

                    Amendment to Schedule 13G


Item 1(a) Name of Issuer:

     Nanometrics Incorporated

Item 1(b) Address of Issuer's Principal Executive Office:

     310 Deguigne Drive, Sunnyvale, California 94086

Item 2(a) Name of Person Filing:

     Eaton Vance Management

Item 2(b) Address of Principal Business Office of Person Filing:

     24 Federal Street, Boston, Massachusetts 02110

Item 2(c) Citizenship:

     United States

Item 2(d) Title of Class of Securities:

     Common Stock, No par value

Item 2(e) CUSIP Number

     630077105

Item 3    Eligibility to File Schedule 13G:

Eaton Vance Management is an investment adviser registered under
Section 203 of the Investment Adviser Act of 1940, and acts as investment adviser to Fiduciary Exchange Fund, Inc. and Second Fiduciary Exchange Fund, Inc. which are investment companies registered under Section 8 of the Investment Company Act of 1940.

Item 4    Ownership:

(a)  As of December 31, 1994:

     (1) Fiduciary Exchange Fund, Inc. beneficially owned 132,000 shares of the issuer's Common Stock (or 1.79% of the 7,363,000 shares believed to be outstanding).

     (2)  Diversification Fund, Inc. beneficially owned
          309,850 shares of the issuer's Common Stock (or 4.21% of the 7,363,000 shares believed to be outstanding).

     (3) By virtue of new Rule 13d-3(a)(2) under the Securities Exchange Act of 1934, Eaton Vance Management, in its capacity as investment adviser to Fiduciary Exchange Fund, Inc. and Diversification Fund, Inc. may be deemed the "beneficial owner" of 441,850 shares of the issuer's Common Stock (or 6.00% of the 7,363,000 shares believed to be outstanding), inasmuch as said investment adviser has investment power with respect to such shares.

(b)  As of December 31, 1994:

     (1) Fiduciary Exchange Fund, Inc. had the sole power to vote or to direct the voting of 132,000 shares of the issuer's Common Stock, and will exercise such power through its authorized officers and representatives.

     (2)  Diversification Fund, Inc. had the sole
          power to vote or to direct the voting of 309,850 shares of the issuer's Common Stock, and will exercise such power through its authorized officers and representatives.

     (3) Eaton Vance Management has the sole power to dispose, or direct the disposition of 441,850 shares of the issuer's Common Stock, in its capacity as investment adviser to Fiduciary Exchange Fund, Inc.
          and Second Fiduciary Exchange Fund, Inc.

Item 5    Ownership of Five Percent of Less of a Class:

     Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another
          Person:

     Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company:

     See Items 4(a)(3) and 4(b)(3)

Item 8    Identification and Classification of Members of the
          Group:

     See Item 3


Item 9    Notice of Dissolution of Group:

     Not applicable

Item 10   Certification:

     See below


This is Amendment No. 9 to Schedule 13G dated as of February 14,
1986 of Eaton Vance Management, Inc.

All disclaimers set forth in the previous filings are incorporated herein by reference.


After reasonable inquiry and to the best of its knowledge and belief, Eaton Vance Management certifies that the information set forth in this Amendment is true, complete and correct.

                                   EATON VANCE MANAGEMENT



January 31, 1995                   By: Douglas C. Miller
                                       Assistant Vice President